UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA
SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended June 30, 2020

HC GOVERNMENT REALTY TRUST, INC.
(Exact name of issuer as specified in its charter)

Maryland	81-1867397
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

390 S. Liberty Street, Suite 100 Winston-Salem, NC	27101
(Address of principal executive offices)	(Zip Code)

(336) 477-2535
(Issuer’s telephone number, including area code)

In this semi-annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer to HC Government Realty Trust, Inc. a Maryland corporation, together with its consolidated subsidiaries, including HC Government Realty Holdings, L.P., a Delaware limited partnership, which we refer to as our Operating Partnership. We refer to Holmwood Capital, LLC, a Delaware limited liability company, as Holmwood or our predecessor, and Holmwood Capital Advisors, LLC, a Delaware limited liability company, as HCA. As used in this Semi-Annual Report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this semi-annual report on Form 1-SA that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this semi-annual report or in the information incorporated by reference in this semi-annual report.

The forward-looking statements included in this semi-annual report on Form 1-SA are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve, among other things, judgments with respect to future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could have a material adverse effect on our operations and future prospects include, but are not limited to:

●	changes in economic conditions generally and in the real estate and securities markets specifically,

●	the ability of our management team to source, originate and acquire suitable investment opportunities,

●	our expectation that there will be opportunities to acquire additional properties leased to the United States of America,

●	our expectations regarding demand by the federal government for leased space,

●
the U.S. General Services Administration (the “GSA”) (acting for the United States as Tenant) renewing or extending one or more of the leases for one or more of our GSA Properties (as defined below), whether pursuant to early termination options or at lease-end, and if not renewed or extended that we will be successful in re-leasing the space,

●	the impact of changes in real estate needs and financial conditions of federal, state and local governments,

●	the continuing adverse impact of the novel coronavirus (COVID-19) on the U.S., regional and global economies and our financial condition and results of operations,

●	acts of terrorism and other disasters that are beyond our control,

●
legislative or regulatory changes impacting our business or our assets, including changes to the laws governing the taxation of real estate investment trusts (“REITs”) and Securities and Exchange Commission (“SEC”) guidance related to Regulation A or the Jumpstart Our Business Startups Act (the “JOBS Act”),

●	our ability to raise equity or debt capital,

●
our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act of 1940, as amended (the “40 Act”), and other laws, or

●	changes to generally accepted account principles, or GAAP.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this semi-annual report. All forward-looking statements are made as of the date of this semi-annual report on Form 1-SA and the risk that actual results will differ materially from the expectations expressed in this semi-annual report on Form 1-SA will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this semi-annual report on Form 1-SA, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this semi-annual report on Form 1-SA, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this semi-annual report on Form 1-SA will be achieved.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a real estate investment trust, or REIT, formed to grow our business of acquiring, developing, financing, owning and managing build-to-suit or improved-to-suit, single-tenant properties leased primarily to the United States of America and administered by the GSA or directly by the federal government agencies or departments occupying such properties (referred to as “GSA Properties”). We invest primarily in GSA Properties in sizes that range from 5,000 to 50,000 rentable square feet that are in their first term after construction or improvement to post-9/11 standards. We further emphasize GSA Properties that fulfill mission critical or direct citizen service functions.  Leases associated with the GSA Properties in which our company invests are full faith and credit obligations of the United States of America. We intend to grow our portfolio primarily through acquisitions of single-tenanted, federal government-leased properties in such markets; although, at some point in the future we may elect to develop, or joint venture with others in the development of, competitively bid, built-to-suit, single-tenant, federal government-leased properties, or buy facilities that are leased to credit-worthy state or municipal tenants.

As of June 30, 2020, the Company owned 21 GSA Properties, comprised of 17 GSA Properties that we own in fee simple, one GSA Property that we own subject to a ground lease and three GSA Properties for which we have all of the rights to the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership including for federal income tax purposes, each of which is leased to the United States Government. Our portfolio of GSA Properties, or our portfolio, contains approximately 403,237 rentable square feet located in 13 states. As of June 30, 2020, our portfolio properties are 100% leased to the United States of America Government and occupied by 11 different federal government agencies. Based on net operating income of each property, our portfolio has a weighted average remaining lease term of 9.1 years if none of the early termination rights are exercised and 5.4 years if the early termination right are exercised.

Our Operating Partnership, through wholly-owned special purpose entities, or SPEs, holds substantially all of our assets and conducts substantially all of our business. As of June 30, 2020, we owned approximately 56.51% of the aggregate common limited partnership interests in our Operating Partnership, or common units. We also own all of the preferred limited partnership interests in our Operating Partnership. We were formed in 2016 as a Maryland corporation and we have elected to be taxed as a REIT for federal income tax purposes commencing with our fiscal year ended December 31, 2017.

Our Predecessor

The term, “our predecessor”, refers to Holmwood and its three remaining, consolidated, single purpose, wholly owned subsidiaries. Each such remaining subsidiary holds the fee interest in a GSA Property, the rights to the profits from, the leases for, any distributed cash flow from, and all of the benefits and burdens of ownership, including for federal income tax purposes, of which were contributed to our Operating Partnership by Holmwood on May 26, 2017.

2019 Recapitalization Transaction

On March 19, 2019, we consummated a recapitalization transaction (the “Recapitalization Transaction”) with Hale Partnership Capital Management, LLC (“Hale”), a company founded by Steven A. Hale II, our Chairman, Chief Executive Officer and President, and certain affiliated investors (each, a “Recapitalization Investor” and collectively, the “Recapitalization Investors”), pursuant to which (i) certain of such Recapitalization Investors provided a $10,500,000 mezzanine loan to us through our Operating Partnership, (ii) certain of such Recapitalization Investors purchased 1,050,000 shares of our 10.00% Series B Cumulative Preferred Stock (the “Series B Preferred Stock”) and (iii) a Recapitalization Investor purchased 300,000 shares of our common stock (the “Common Stock”).

Operating Results

For the six months ended June 30, 2020

At June 30, 2020, our portfolio contained 21 GSA Properties consisting of 403,237 rentable square feet located in 13 states. Our properties are 100% leased to the United States of America Government and occupied by 11 different federal government agencies. On April 30, 2020, we acquired a 12,470 rentable square foot, build-to-suit, single-tenant building 100% leased to the United States of America Government, administered by the GSA, and occupied by the Immigration and Customs Enforcement agency, for approximately $5,213,000. The lease commenced on November 1, 2019 and has a firm term of 15 years.

During the six months ended June 30, 2020, we earned revenues of $6,393,219 and incurred property operating costs of $1,936,414. Our net operating income for the period was $4,456,805. For the six months ended June 30, 2020, the Company’s net loss was $2,755,423. Our net loss attributed to our common stockholders was $2,243,097 after allocating $1,299,894 of the Company’s net loss to the noncontrolling interest in our Operating Partnership and after deducting preferred stock dividends of $787,568.

For the six months ended June 30, 2019

At June 30, 2019, our portfolio contained 17 properties consisting of 341,776 rentable square feet located in 12 states. At June 30, 2019, our properties were 100% leased to the United States of America Government and occupied by 10 different federal government agencies. On May 1, 2019, we acquired a 21,124 rentable square foot, build-to-suit, single-tenant, community-based outpatient clinic leased to and administered by the United States Department of Veterans Affairs for $5,150,000.

During the six months ended June 30, 2019, we earned revenues of $4,962,540 and incurred property operating costs of $1,547,467. Our net operating income for the period was $3,415,073. For the six months ended June 30, 2019, the Company’s net loss was $5,268,095. Our net loss attributed to our common stockholders was $4,751,280, after allocating $962,389 of the Company’s net loss to the noncontrolling interest in our Operating Partnership and after deducting preferred stock dividends of $445,574.

Calculating Net Operating Income

We believe that our net operating income, or NOI, a non-GAAP measure, is a useful measure of our operating performance. We define NOI as total property revenues less total property operating expenses, excluding depreciation and amortization, interest expense and asset management fees. Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to the NOI of other REITs. We believe that NOI, as we calculate it, provides an operating perspective not immediately apparent from GAAP operating income or net income. We use NOI to evaluate our performance on a property-by-property basis, because NOI more meaningfully reflects the core operations of our properties as well as their performance by excluding items not related to property operating performance and by capturing trends in property operating expenses. However, NOI should only be used as an alternative measure of our financial performance.

The following table reflects property contributions to combined NOI together with a reconciliation of NOI to net income (loss) as computed in accordance with GAAP for the six-month periods ended June 30, 2020 and 2019:

	For the six months ended June 30,
	2020	2019

Revenues	$6,393,219	$4,962,540
Less:
Operating expenses	1,820,875	1,409,871
Property management fees	115,539	137,596
Total expenses	1,936,414	1,547,467

Net operating income	4,456,805	3,415,073
Less:
Asset management fee	128,906	230,701
Corporate expenses	1,464,036	2,214,513
Depreciation and amortization	2,416,055	1,892,650
Management termination fee	(4,547)	1,750,000
Interest expense	3,207,778	2,303,958
Loss on extinguishment of debt	-	419,563
Gain on involuntary conversion	-	(128,217)
Net loss	(2,755,423)	(5,268,095)
Less: Net loss attributable to noncontrolling interest	(1,299,894)	(962,389)
Net loss attributed to HC Government Realty Trust, Inc.	(1,455,529)	(4,305,706)
Less: Preferred stock dividends	(787,568)	(445,574)
Net loss attributed to HC Government Realty Trust, Inc. available to common stockholders	$(2,243,097)	$(4,751,280)

Liquidity and Capital Resources

Our business model is intended to drive growth through acquisitions. Our Recapitalization Transaction and KeyBank Transaction (as defined below) provided us with liquidity through both debt and equity investments. This allowed us to refinance our existing debt and provided us with additional capital to continue pursuing our acquisition strategies. In addition, access to the capital markets is an important factor for our continued success. In November 2019, our securities offering pursuant to Regulation A (the “Offering”) expired and we did not file a post-qualification amendment to extend the Offering. While we have currently elected to not continue to issue equity under Regulation A, we expect to continue to issue equity in our company with proceeds being used to acquire GSA Properties or buy facilities that are leased to credit-worthy state or municipal tenants. As of June 30, 2020, we had approximately $7,255,132 available in cash and cash equivalents.

Liquidity General

Our need for liquidity will be primarily to fund (i) operating expenses and cash dividends and distributions; (ii) property acquisitions; (iii) capital expenditures; (iv) payment of principal of, and interest on, outstanding indebtedness; and (v) other investments, consistent with our Investment Guidelines and Investment Policies.

Capital Resources

Our capital resources are substantially related to (i) our 2019 Recapitalization Transaction, (ii) KeyBank Transaction (as defined below), and (iii) the Series C Offering (as defined below). In connection with the Recapitalization Transaction, we received a $10,500,000 mezzanine loan through our Operating Partnership pursuant to a certain loan agreement, $10,500,000 through the issuance of our Series B Preferred Stock and $3,000,000 through the issuance of our common stock. This capital was primarily used to pay off existing debt, including accrued interest, in the aggregate amount of $20,139,316 comprised of $9,708,581 to pay off various debt affiliated with our former directors and officers or their affiliates, $1,439,557 of unsecured promissory notes payable to accredited investors, and $8,991,178 to pay off a loan cross-collateralized by four of our properties. The remaining $3,860,684 received from the Recapitalization Transaction was used to pay transaction-related expenses and past due accounts payable, with the balance reserved for general working capital purposes including pursuing and making acquisitions.

The Recapitalization Transaction permitted the issuance of up to an additional $10,000,000 of Series B Preferred Stock and the borrowing of up to an additional $10,000,000 of mezzanine debt, which was later increased in October 2019 to an additional $13,500,000 of mezzanine debt in the aggregate. In May 2019, we issued an additional $1,300,000 of Series B Preferred Stock and borrowed an additional $1,300,000 in mezzanine debt to partially finance our acquisition of our portfolio property in Monroe, Louisiana. In June 2019, we borrowed an additional $2,000,000 of mezzanine debt to partially refinance the mortgage debt on our portfolio property in San Antonio, Texas. In October 2019, we borrowed an additional $7,000,000 of mezzanine debt to partially finance our acquisition of our portfolio properties in Ft. Lauderdale, Florida, Lawrence, Kansas and Oklahoma City, Oklahoma. In April 2020, we issued an additional $8,250,000 of Series B Preferred Stock to partially finance our acquisition of our portfolio property in Birmingham, Alabama. As of June 30, 2020, we had approximately $450,000 in authorized but unissued shares of Series B Preferred Stock, and $20,800,000 of mezzanine debt outstanding and $3,200,000 of mezzanine debt available.

In October 2019, we also entered into a senior secured revolving credit facility with KeyBanc Capital Markets, Inc., as sole bookrunner and lead arranger, and KeyBank National Association, as syndication agent and administrative agent, in connection with which we obtained commitments in an initial amount of $60,000,000 (the “KeyBank Transaction”) and borrowed an initial principal amount of $60,000,000 in order to refinance certain existing indebtedness and to partially finance our acquisition of our portfolio properties in Ft. Lauderdale, Florida, Lawrence, Kansas and Oklahoma City, Oklahoma. In December 2019, the senior secured revolving credit facility was increased to provide total availability of up to $100,000,000, subject to customary terms and availability conditions. The senior secured revolving credit facility includes an accordion feature that will permit the Company to further increase the amount of commitments available to the Company, up to $200,000,000, subject to customary terms and conditions. The Company intends to use the senior secured revolving credit facility to repay certain indebtedness, fund acquisitions and capital expenditures and provide working capital.

As of June 30, 2020, we had borrowed approximately $64,900,000 and had approximately $35,100,000 committed and undrawn under our senior secured revolving credit facility.

On August 14, 2020, the Company completed the sale and issuance of 3,600,000 shares of the Company’s 7.00% Series C Cumulative Redeemable Preferred Stock (the “Series C Preferred Stock”) to qualified investors in a private offering pursuant to exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder, for an aggregate purchase price of $90,000,000 (the “Series C Offering”). After deducting a placement agent fee of $2,835,000, net proceeds to the Company from the Series C Offering were $87,165,000. On August 14, 2020, the Company used $21,846,295 and $62,100,000 of the net proceeds from the Series C Offering to repay all outstanding mezzanine debt and amounts outstanding under the credit facility, respectively, as of such date. For further details, see Note 14 Subsequent Events in Item 3 - Financial Statements below.

Trend Information

Our Company, through our Operating Partnership is engaged primarily in the acquisition, leasing and disposition of single-tenanted, mission critical or customer facing properties, leased to the United States of America Government throughout the country. As full faith and credit obligations of the United States these leases offer risk-adjusted returns that are attractive, inasmuch as there continues to be no appreciable yield of comparable credit quality in the marketplace.

Prior to our Recapitalization Transaction, our Company had been capital constrained, which affected liquidity adversely from an operating perspective and the ability of our Company to manage several viable acquisition opportunities at the same time. We believe the Recapitalization Transaction enabled management to accelerate its acquisition plans and provided much needed liquidity to our Company during 2019 and the six months ended June 30, 2020. While there can be no assurance, we believe our credit facility and the proceeds of the Series C Offering will support our Company’s growth strategy, provide liquidity to recruit and retain qualified personnel, and enhance purchasing power for goods and services in connection with the operation of our portfolio properties.

We are not aware of any material trends, uncertainties, demands, commitments or events, favorable or unfavorable, other than the effect of national economic conditions and the impact of the COVID-19 pandemic on real estate generally, that may reasonably be anticipated to have a material effect on our revenue or income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information to not necessarily to be indicative of future operating results or our financial condition.

Item 2.  Other Information

None.

Item 3. Financial Statements

HC Government Realty Trust, Inc.
Consolidated Balance Sheets
June 30, 2020 (unaudited) and December 31, 2019

	June 30,
	2020 (uaudited)	December 31, 2019
ASSETS
Investment in real estate, net	$99,895,786	$96,972,845
Cash and cash equivalents	7,255,132	3,436,577
Restricted cash	165,164	120,166
Rent and other tenant receivables, net	1,152,384	1,136,496
Leasehold intangibles, net	9,180,886	9,319,030
Deposits on properties under contract	50,000	-
Deferred financing, net	1,806,209	2,023,844
Prepaid expenses and other assets	565,602	188,058
Total Assets	$120,071,163	$113,197,016

LIABILTIES
Revolving credit facility	$64,900,000	$60,950,000
Mezzanine debt	20,800,000	20,800,000
Mortgages payable, net of unamortized debt costs	9,369,710	9,459,291
Declared dividends and distributions	807,623	721,733
Accrued interest payable	195,274	267,366
Accounts payable	586,723	591,791
Accrued expenses and other liabilities	1,441,937	1,289,450
Accrued management termination fee	-	1,650,000
Tenant improvement obligation	905,528	1,201,661
Acquisition fee payable	-	556,739
Below-market leases, net	654,792	753,515
Total Liabilities	99,661,587	98,241,546

COMMITMENTS AND CONTINGENCIES (Note 12)	-	-

STOCKHOLDERS' EQUITY
Preferred stock ($0.001 par value, 250,000,000 shares authorized and 2,149,500 and 1,324,500 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively)	2,149	1,324
Common stock ($0.001 par value, 750,000,000 shares authorized, 1,545,806 and 1,438,465 common shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively)	1,546	1,438
Additional paid-in capital	32,874,205	24,463,133
Offering costs	(1,320,643)	(1,459,479)
Accumulated deficit	(10,780,155)	(9,324,626)
Accumulated dividends and distributions	(4,680,858)	(3,478,926)
Total Stockholders' Equity	16,096,244	10,202,864
Noncontrolling interest in operating partnership	4,313,332	4,752,606
Total Equity	20,409,576	14,955,470
Total Liabilities and Stockholders' Equity	$120,071,163	$113,197,016

The following table presents the assets and liabilities of the Company's consolidated variable interest entities as of June 30, 2020 (unaudited) and December 31, 2019 which are included on the consolidated balance sheet above. The assets in the table below include those assets that can only be used to settle obligations of the consolidated variable interest entities. The Liabilities in the table below include third-party liabilities of the consolidated variable interest entities only, and for which creditors or beneficial interest holders do not have recourse to the Company, and exclude intercompany balances that eliminate in consolidation.

ASSETS OF CONSOLIDATED VARIABLE INTEREST ENTITIES THAT CAN ONLY BE USED TO SETTLE THE OBLIGATIONS OF CONSOLIDATED VARIABLE INTEREST ENTITIES:

Buildings and improvements, net	$11,043,980	$11,237,144
Intangible assets, net	196,334	264,538
Prepaids and other assets	369,414	358,998
Total Assets	$11,609,728	$11,860,680

LIABILITIES OF CONSOLIDATED VARIABLE INTEREST ENTITIES FOR WHICH CREDITORS OR BENEFICIAL INTEREST HOLDERS DO NOT HAVE RECOURSE TO THE COMPANY.

Mortgages payable, net	$9,369,710	$9,459,291
Intangible liabilities, net	56,145	79,237
Accounts payable and accrued expenses	195,002	205,862
Total liabilities	$9,620,857	$9,744,390

The accompanying notes are an integral part of the consolidated financial statements.

HC Government Realty Trust, Inc.
Consolidated Statements of Operations
For the Six Months Ended June 30, 2020 and 2019 (unaudited)

	For the six-months ended
	June 30, 2020	June 30, 2019
Revenues
Rental revenues	$6,161,302	$4,902,420
Real estate tax reimbursements and other revenues	231,917	60,120
Total revenues	6,393,219	4,962,540

Operating expenses
Depreciation and amortization	2,416,055	1,892,650
General and administrative - corporate	599,253	223,838
General and administrative - property	33,260	16,093
Ground leases	47,969	45,681
Insurance	125,104	74,171
Janitorial	294,376	227,240
Management fees	244,445	368,297
Management termination fees	(4,547)	1,750,000
Professional expenses	441,927	1,918,426
Real estate and other taxes	612,942	533,923
Repairs and maintenance	460,430	277,712
Equity-based compensation	422,856	72,249
Utilities	246,794	235,051
Total operating expenses	5,940,864	7,635,331

Other expense
Interest expense	3,207,778	2,303,958
Loss on extinguishment of debt	-	419,563
Gain on involuntary conversion	-	(128,217)
Net other expense	3,207,778	2,595,304

Net loss	(2,755,423)	(5,268,095)
Less: Net loss attributable to noncontrolling interest in operating partnership	(1,299,894)	(962,389)
Net loss attributed to HC Government Realty Trust, Inc.	(1,455,529)	(4,305,706)
Preferred stock dividends	(787,568)	(445,574)
Net loss attributed to HC Government Realty Trust, Inc. available to common stockholders	$(2,243,097)	$(4,751,280)

Basic and diluted loss per share	$(1.45)	$(3.72)

Basic and diluted weighted-average common shares outstanding	1,545,806	1,277,759

The accompanying notes are an integral part of the consolidated financial statements.

HC Government Realty Trust, Inc.
Consolidated Statement of Changes in Stockholders’ Equity
For the Six Months Ended June 30, 2020 and 2019 (unaudited)

	Preferred Series A		Preferred Series B		Common Stock		Additional Paid-in	Offering	Accumulated	Cumulative Dividends and	Total Stockholders'	Non-controlling Interest in Operating	Total
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Capital	Costs	Deficit	Distributions	Equity	Partnership	Equity
Balance, December 31, 2019	144,500	$144	1,180,000	$1,180	1,438,465	$1,438	$24,463,133	$(1,459,479)	$(9,324,626)	$(3,478,926)	$10,202,864	$4,752,606	$14,955,470
Issuance of common shares in connection with termination of management agreement	-	-	-	-	51,667	52	370,401	-	-	-	370,453	-	370,453
Issuance of common shares in satisfaction of acquistion fee payable	-	-	-	-	55,674	56	556,683	-	-	-	556,739	-	556,739
Proceeds from issuing preferred shares	-	-	825,000	825	-	-	8,249,175				8,250,000	-	8,250,000
Equity-based compensation long-term incentive plan shares	-	-	-	-	-	-	-	-	-	-	-	363,501	363,501
Equity-based compensation - restricted stock	-	-	-	-	-	-	59,355	-	-	-	59,355	-	59,355
Reimbursement of Offering Costs	-	-	-	-	-	-	-	138,836	-	-	138,836	-	138,836
Dividends and distributions	-	-	-	-	-	-	-	-	-	(1,201,932)	(1,201,932)	(327,423)	(1,529,355)
Allocation of NCI in operating partnership	-	-	-	-	-	-	(824,542)	-	-	-	(824,542)	824,542	-
Net loss	-	-	-	-	-	-	-	-	(1,455,529)	-	(1,455,529)	(1,299,894)	(2,755,423)
Balance, June 30, 2020	144,500	$144	2,005,000	$2,005	1,545,806	$1,546	$32,874,205	$(1,320,643)	$(10,780,155)	$(4,680,858)	$16,096,244	$4,313,332	$20,409,576

	Preferred Series A		Preferred Series B		Common Stock		Additional Paid-in	Offering	Accumulated	Cumulative Dividends and	Total Stockholders'	Non-controlling Interest in Operating	Total
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Capital	Costs	Deficit	Distributions	Equity	Partnership	Equity
Balance, December 31, 2018	144,500	$144	-	$-	1,107,041	$1,107	$11,314,818	$(1,459,479)	$(2,875,596)	$(1,536,708)	$5,444,286	$5,385,704	$10,829,990
Proceeds from issuing common shares, net of issuances costs	-	-	-	-	300,000	300	2,999,700	-	-	-	3,000,000	-	3,000,000
Proceeds from issuing preferred shares	-	-	11,800,000	1,180	-	-	11,798,820	-	-	-	11,800,000	-	11,800,000
Equity-based compensation long-term incentive plan shares	-	-	-	-	-	-	-	-	-	-	-	72,249	72,249
Dividends and distributions	-	-	-	-	-	-	-	-	-	(832,510)	(832,510)	(327,424)	(1,159,934)
Allocation of NCI in operating partnership	-	-	-	-	-	-	(56,089)	-	-	-	(56,089)	56,089	-
Net loss	-	-	-	-	-	-	-	-	(4,305,706)	-	(4,305,706)	(962,389)	(5,268,095)
Balance, June 30, 2019	144,500	$144	11,800,000	$1,180	1,407,041	$1,407	$26,057,249	$(1,459,479)	$(7,181,302)	$(2,369,218)	$15,049,981	$4,224,229	$19,274,210

The accompanying notes are an integral part of the consolidated financial statements.

HC Government Realty Trust, Inc.
Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2020 and 2019 (unaudited)

	For the six months ended June 30,
	2020	2019
Cash flows from operating activities:
Net loss	$(2,755,423)	$(5,268,095)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,821,772	1,441,187
Amortization of acquired lease-up costs	249,191	195,957
Amortization of in-place leases	345,092	255,505
Amortization of above/below-market leases, net	75,505	76,553
Amortization of debt issuance costs	391,621	136,774
Equity-based compensation - long-term incentive plan units	363,501	72,249
Equity-based compensation - restricted shares	59,355	-
Gain on involuntary conversion	-	(128,217)
Change in assets and liabilities
Rent and other tenant receivables, net	(15,888)	241,491
Prepaid expense and other assets	(379,019)	13,820
Deposits on properties under contract	(50,000)	224,069
Accrued interest payable	(72,092)	(152,931)
Accounts payable and other accrued expenses	276,325	503,762
Deferred revenue	-	1,750,000
Accrued management termination fee	(1,279,547)	(28,269)
Tenant improvement obligation	(296,133)	(21,762)
Related party payable, net	-	(73,951)
Net cash used in operating activities	(1,265,740)	(761,858)

Cash flows from investing activities:
Capital improvements	(86,980)	(96,422)
Real estate acquisitions and deposits	(5,286,625)	(5,220,154)
Net cash used in investing activities	(5,373,605)	(5,316,576)

Cash flows from financing activities:
Debt issuance costs	(158,661)	(83,500)
Dividends paid	(1,433,535)	(834,051)
Proceeds from sale of common stock, net of issuance costs	-	3,000,000
Proceeds from sale of preferred stock	8,250,000	11,800,000
Borrowings under revolving credit facility	3,950,000	-
Mortgage proceeds	-	7,550,000
Mortgage principal payments	(104,906)	(16,732,486)
Proceeds from mezzanine loan	-	13,800,000
Proceeds from notes payable	-	134,000
Notes principal repayments	-	(1,259,670)
Notes principal repayments - related party	-	(9,518,000)
Net cash provided from financing activities	10,502,898	7,856,293

Net increase in Cash and cash equivalents and Restricted cash	3,863,553	1,777,859
Cash and cash equivalents and Restricted cash, beginning of period	3,556,743	3,162,848
Cash and cash equivalents and Restricted cash, end of period	$7,420,296	$4,940,707

Supplemental cash flow information:
Cash paid for interest	$2,888,249	$2,320,115
Cash paid for income taxes	$-	$-
Non cash investing and financing activities:
Common shares issued in connection with termination of management agreement	$370,453	$-
Common shares issued in satisfaction of acquisition fee payable	$556,739	$-
Reimbursement of offering costs	$138,836	$-
Capitalized acquisition fees	$-	$51,500

The accompanying notes are an integral part of the consolidated financial statements.

HC Government Realty Trust, Inc.
Notes to Consolidated Financial Statements (Unaudited)

1.	Organization

HC Government Realty Trust, Inc. (the “REIT”), a Maryland corporation, was formed on March 11, 2016 to primarily source, acquire, own and manage built-to-suit and improved-to-suit, single-tenant properties leased by the United States of America through the U.S General Services Administration (“GSA Properties”). The REIT focuses primarily on GSA Properties within size ranges of 5,000 to 50,000 rentable square feet, and in their first term after construction or retrofit to post-9/11 standards. Further, the REIT selects GSA Properties that fulfill mission critical or citizen service functions. Leases associated with GSA Properties are full faith and credit obligations of the United States of America and are administered by the U.S. General Services Administration or directly through the occupying federal agencies (collectively the “GSA”).

The REIT owns its properties through the REIT’s subsidiary, HC Government Realty Holdings, L.P., a Delaware limited partnership (“Operating Partnership” and together with the REIT, the “Company”). The Operating Partnership invests through wholly-owned special purpose limited liability companies, or special purpose entities (“SPEs”). As of June 30, 2020, the Company owned approximately 56.51% of the aggregate common limited partnership interests in our Operating Partnership, or common units, and all of the preferred limited partnership interests, or preferred units.

The consolidated financial statements include the accounts of the Operating Partnership and related SPEs and the accounts of the REIT. As of June 30, 2020, the financial statements reflect the operations of 21 GSA Properties representing 403,237 rentable square feet located in 13 states. The properties are 100% leased to the government of the United States of America and based on net operating income, have a weighted average remaining lease term as of June 30, 2020 of 9.1 years if none of the early termination rights are exercised and 5.4 years if all of the early termination rights are exercised. The Company operates as an UPREIT, or an umbrella partnership real estate investment trust, and has elected to be treated as a real estate investment trust, or REIT, for federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code, beginning with the taxable year ended December 31, 2017.

2.	Significant Accounting Policies

Basis of Accounting and Consolidation Basis - The accompanying consolidated financial statements are presented on the accrual basis of accounting in accordance with principles generally accepted in the United States of America (“GAAP”) and include the accounts of the REIT, the Operating Partnership and 21 SPEs as of June 30, 2020. Of the SPEs, 18 are wholly-owned entities that are consolidated based upon the Company having a controlling financial interest, and three SPEs are consolidated variable interest entities based upon management’s determination that the Operating Partnership has a variable interest in the entities and is the primary beneficiary. Intercompany accounts and transactions are eliminated in consolidation. The results of operations of companies or assets acquired are included from the dates of acquisition.

In our opinion, these statements include all adjustments necessary for a fair presentation of the results of all periods reported herein. All such adjustments are of a normal recurring nature. Certain information and footnote disclosures prepared in accordance with GAAP have been either condensed or omitted pursuant to SEC rules and regulations. However, we believe that the disclosures made are adequate for a fair presentation of results of operations and financial position. Operating results for the interim periods reported herein may not be indicative of the results expected for the year. These consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in our latest Annual Report on Form 1-K.

Use of Estimates - The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Cash, Cash Equivalents and Restricted Cash - Cash and cash equivalents include all cash and liquid investments that mature three months or less from when they are purchased. Restricted cash consists of amounts escrowed for future real estate taxes, insurance, and capital expenditures, as required by certain of the Company’s mortgage debt agreements. The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheets that sum to the totals of the same such amounts presented in the Consolidated Statements of Cash Flows:

	As of June 30,
	(unaudited)
	2020	2019
Cash and cash equivalents	$7,255,132	$3,100,556
Restricted cash	165,164	1,840,151
Cash, cash equivalents and restricted cash	$7,420,296	$4,940,707

At times, the Company’s cash and cash equivalents balance deposited with financial institutions may exceed federally insurable limits. The Company maintains separate cash balances at the operating partnership and SPE level. At June 30, 2020, one account had $6,435,062 in excess of insured limits; all others were below the insurable limits. The Company mitigates this risk by depositing funds with major financial institutions. The Company has not experienced any losses in connection with such deposits.

Purchase Accounting for Acquisitions of Real Estate Subject to a Lease - In accordance with the Financial Accounting Standards Board (“FASB”) guidance on business combinations, the Company determines the fair value of the real estate assets acquired on an “as if vacant” basis.

Management estimates the “as if vacant” value considering a variety of factors, including the physical condition and quality of the buildings, estimated rental and absorption rates, estimated future cash flows, and valuation assumptions consistent with current market conditions. The “as if vacant” fair value is allocated to land, buildings and improvements based on relevant information obtained in connection with the acquisition of the property, including appraisals and property tax assessments.

Above-market and below-market lease values are determined on a lease-by-lease basis based on the present value (using an interest rate that reflects the risk associated with the leases acquired) of the difference between (a) the contractual amounts to be paid under the lease and (b) management’s estimate of the fair market lease rate for the corresponding space over the remaining non-cancelable terms of the related leases. Above (below) market lease values are recorded as leasehold intangibles and are recognized as an increase or decrease in rental income over the remaining non-cancelable term of the lease. Amortization relating to above (below) market leases for the six months ended June 30, 2020 and 2019 was $75,505 and $76,553, respectively, and was recorded as a reduction to rental revenues.

In-place leases are valued in consideration of the net rents earned that would have been foregone during an assumed lease-up period. Lease-up costs are valued based upon avoided brokerage fees. In-place leases and lease-up costs are amortized over the remaining non-cancelable term of the leases. The Company has not recognized any value attributable to customer relationships.

Management utilizes independent third parties to assist with the determination of fair value of the various tangible and intangible assets that are acquired. The difference between the total of the calculated values described above, and the actual purchase price plus acquisition costs, is allocated pro-rata to each component of calculated value.

The cost of tenant improvements is capitalized and amortized over the non-cancelable term of each specific lease.

Maintenance and repair costs are expensed as incurred. Costs incurred that extend the useful life of the real estate investment are capitalized.

Depreciation of an asset begins when it is available for use and is calculated using the straight-line method over its estimated useful life. Range of useful lives for depreciable assets are as follows:

Category	Term
Buildings	40 years
Building and site improvements	5 - 40 years
Tenant improvements	Shorter of remaining life of the lease or useful life

Tenant Improvements - As part of the leasing process, the Company may provide the lessee with an allowance for the construction of leasehold improvements. These leasehold improvements are capitalized and recorded as tenant improvements and depreciated over the shorter of the useful life of the improvements or the remaining lease term. If the allowance represents a payment for a purpose other than funding leasehold improvements, or in the event the Company is not considered the owner of the improvements, the allowance is considered to be a lease incentive and is recognized over the lease term as a reduction of rental revenue. Factors considered during this evaluation include, among other things, who holds legal title to the improvements as well as other controlling rights provided by the lease agreement and provisions for substantiation of such costs (e.g., unilateral control of the tenant space during the build-out process). Determination of the appropriate accounting for the payment of a tenant allowance is made on a lease-by-lease basis, considering the facts and circumstances of the individual tenant lease.

Leases - The Company’s real estate is leased to tenants on a modified gross lease basis. The leases provide for a minimum rent which is generally flat during the non-cancelable term of the lease and include a reimbursement for certain operating costs of the property. The operating cost reimbursement is established as the base year operating expenses and is subject to annual adjustment based on changes in the consumer price index. The lessee is also required by the lease to reimburse the Company for real estate taxes over the base year. Operating expenses include repairs and maintenance, cleaning, landscaping and utilities. In some cases, the leases provide the tenant with renewal options, subject to generally the same terms and conditions of the base term of the lease. The Company accounts for its leases using the operating method.

Operating method – Properties with leases accounted for using the operating method are recorded at the cost of the real estate. Revenue is recognized as rentals are earned and expenses (including depreciation and amortization) are charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives. Tenant improvements and leasehold intangibles are amortized on the straight-line method over the terms of their respective leases. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the term of the lease.

Impairment – Real Estate - The Company reviews investments in real estate for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. To determine if impairment may exist, the Company reviews its properties and identifies those that have experienced either a change or an event or circumstance warranting further assessment of recoverability (such as a decrease in occupancy). If further assessment of recoverability is needed, the Company estimates the future net cash flows expected to result from the use of the property and its eventual disposition, on an individual property basis. If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the property on an individual property basis, the Company will recognize an impairment loss based upon the estimated fair value of such property. For the six months ended June 30, 2020 and 2019, the Company has not recognized any impairment charges.

Organizational, Offering and Related Costs - Organizational and offering costs of the Company are presented as a reduction of stockholders’ equity within the Consolidated Balance Sheets and Consolidated Statements of Changes in Stockholders’ Equity. Organizational and offering costs represent expenses incurred in connection with the formation of the Company and the filing of the Company’s securities offering pursuant to Regulation A.

Revenue Recognition - Revenue includes base rent due from tenants in accordance with the terms of the respective lease. The Company recognizes rental income on a straight-line basis over the non-cancellable term of the respective lease. Revenue also includes reimbursement income from the recovery of all or a portion of operating expenses and real estate taxes and are recognized in the same periods as the related expenses are incurred. For newly acquired properties, the Company begins to recognize rental income from leases concurrently with the date of the property acquisition closing. Revenue also includes the amortization or accretion of acquired above (below) market leases over the remaining non-cancelable term of the lease.

On January 1, 2019, the Company adopted Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers (Topic 606) using the modified retrospective method and applied it to all contracts that were not completed as of January 1, 2019. Topic 606 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers and replaced the existing revenue recognition guidance.  The adoption of Topic 606 did not have an impact on the Company’s historical financial statements as the majority of the Company’s revenue does not fall under the scope of this guidance.

Rents and Other Tenant Receivables net - Rents and other tenant receivables represent amounts billed and due from tenants. When a portion of the tenants’ receivable is estimated to be uncollectible, an allowance for doubtful accounts is recorded. Due to the high credit worthiness of the tenants, there were no allowances as of June 30, 2020 and December 31, 2019. The Company has a straight-line rent receivable of $16,300 and $3,000 as of June 30, 2020 and December 31, 2019, respectively.

Income Taxes – The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification beginning with its fiscal year ending December 31, 2017. In order to maintain this REIT status, the regulations require the Company to distribute at least 90% of its taxable income to stockholders and meet certain other asset and income tests, as well as other requirements. If the Company fails to qualify as a REIT, it will be subject to tax at regular corporate rates for the years in which it fails to qualify. If the Company loses its REIT status it could not elect to be taxed as a REIT for the four taxable years following the year it loses its REIT status unless the Company’s failure to qualify was due to reasonable cause and certain other conditions were satisfied.

Management analyzes the Company’s tax filing positions in the U.S. federal, state and local jurisdictions where it is required to file income tax returns for all open tax years. If, based on this analysis, management determines that uncertainties in tax positions exist, a liability is established along with an estimate for interest and penalty. Management has determined that there were no uncertain tax positions; accordingly, no associated interest and penalties were required to be accrued at June 30, 2020 and December 31, 2019.

Noncontrolling Interest - Noncontrolling interest represents the common units in the Operating Partnership not attributable to the REIT. The noncontrolling interest is calculated by multiplying the noncontrolling interest ownership percentage at the balance sheet date by the Operating Partnership’s common equity. The noncontrolling interest ownership percentage is calculated by dividing the Operating Partnership common units not owned by the REIT by the total Operating Partnership common units outstanding. The noncontrolling interest ownership percentage will change as additional common units are issued or as common units are exchanged for the REIT’s common stock. Subsequent changes in the noncontrolling interest value are recorded to additional paid-in capital. Accordingly, the value of the noncontrolling interest is included in the equity section of the Consolidated Balance Sheets but presented separately from the REIT’s equity. The REIT’s noncontrolling interest was 43.5% and 45.3% at June 30, 2020 and December 31, 2019, respectively.

Deferred Costs – Deferred financing fees include costs incurred in obtaining debt. For debt other than a line-of credit arrangement, deferred financing fees are capitalized and presented as a direct reduction from the carrying amount of the associated debt liability within the Consolidated Balance Sheets. Deferred financing fees related to line-of-credit arrangements are capitalized and presented as an asset within the Consolidated Balance Sheets. Deferred financing fees are amortized through interest expense over the life of the respective loans on a basis which approximates the effective interest method for debt other than a line-of credit arrangement or straight-line over the contractual term of the arrangement for a line-of-credit arrangement. Any unamortized amounts upon early repayment of debt are written off in the period of repayment as a loss on extinguishment of debt.

Stock Based Compensation – The Company grants equity-based compensation awards to its officers, employees and non-employee directors in the form of restricted shares of common stock and long-term incentive plan units in the Operating Partnership (“LTIP Units”). The Company recognizes compensation expense for non-vested restricted shares of common stock and LTIP Units granted to officers, employees and non-employee directors on a straight-line basis over the requisite service and/or performance period based upon the fair market value of the shares on the date of grant, as adjusted for forfeitures.

Earnings (Loss) Per Share - Basic earnings (loss) per share is based on the weighted effect of all common shares issued and outstanding and is calculated by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common stockholders by the weighted average number of common shares used in the basic earnings per share calculation plus the number of common shares, if any, that would be issued assuming conversion of all potentially dilutive securities outstanding.

The following securities were not included in the computation of the Company’s diluted net loss per share as their effect would be anti-dilutive.

	As of June 30,
	(unaudited)
	2020	2019
Potentially dilutive securities outstanding
Convertible common units	1,118,416	1,118,416
Convertible long-term incentive plan units	72,215	72,215
Convertible preferred stock	3,229,874	2,119,214
Total potentially dilutive securities	4,420,505	3,309,845

Recently Adopted Accounting Pronouncements - The Company has adopted reporting standards and disclosure requirements as a “smaller reporting company” as defined in Rule 405 of the Securities Act, Rule 12b-2 of the Securities Exchange Act of 1934 and Item 10(f) of Regulation S-K, as amended. These rules provide scaled disclosure accommodations, the purpose of which is to provide general regulatory relief to qualifying entities.

Recent Accounting Pronouncements Not Yet Adopted - In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 is intended to improve financial reporting about leasing transactions.  ASU 2016-02 will require organizations that lease assets referred to as “Lessees” to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. An organization is to provide disclosures designed to enable users of financial statements to understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements concerning additional information about the amounts recorded in the consolidated financial statements.  The leasing standard will be effective for the Company for the year ended December 31, 2022. Early adoption is permitted, and a modified retrospective approach must be applied. The Company is currently evaluating the impact of ASU 2016-02 on its financial statements. See Note 13 Commitments and Contingencies for the Company’s operating leases.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not currently applicable to the Company or are not expected to have a significant impact on the Company’s financial position, results of operations and cash flows.

3.	Recapitalization Transaction

On March 19, 2019, the Company consummated a recapitalization transaction (the “Recapitalization Transaction”) with Hale Partnership Capital Management, LLC (“Hale”), a company founded by Steven A. Hale II, the Company’s Chairman, Chief Executive Officer and President, and certain affiliated investors (each, a “Recapitalization Investor” and collectively, the “Recapitalization Investors”), pursuant to which (i) certain of such Recapitalization Investors provided a $10,500,000 mezzanine loan to the Company through the Operating Partnership, (ii) certain of such Recapitalization Investors purchased 1,050,000 shares of the Company’s 10.00% Series B Cumulative Preferred Stock (the “Series B Preferred Stock”) for proceeds of $10,500,000 and (iii) a Recapitalization Investor purchased 300,000 shares of the Company’s common stock (the “Common Stock”) for proceeds of $3,000,000.

The Company satisfied $10,698,000 of outstanding notes payable, $68,491 of accrued interest through March 19, 2019 and $381,647 of prepayment penalties on certain notes payable with proceeds from the Recapitalization Transaction. In addition, the Company satisfied four mortgages with an aggregate principal balance, net of escrows for property and insurance, of $8,991,178.

Transaction costs of the Recapitalization Transaction totaled $1,273,984. Of the transaction costs, $252,100 was paid to the Company’s law firm where our former President is a partner and our former Secretary is employed.

4.	Variable Interest Entities

With respect to the three SPEs where Holmwood assigned to the Operating Partnership all its rights, title and interest in and to any and all profits, losses and distributed cash flow, management determined these SPEs to be variable interest entities (“VIE”) in which the Operating Partnership has a variable interest and that Holmwood equity holders lacked the characteristics of a controlling financial interest. The Company determined in accordance with FASB Accounting Standards Codification Topic 810 “Consolidation” to consolidate these SPEs.

A summary of the VIEs’ assets and liabilities that are included within the Company’s Consolidated Balance Sheets at June 30, 2020 and December 31, 2019 is as follows:

	June 30,
	2020 (unaudited)	December 31,2019
Assets:
Buildings and improvements, net	$11,043,980	$11,237,144
Intangible assets, net	196,334	264,538
Prepaids and other assets	369,414	358,998
Total assets	$11,609,728	$11,860,680
Liabilities:
Mortages payable, net	$9,369,710	$9,459,291
Intangible liabilities, net	56,145	79,237
Accounts payable and accrued expenses	195,002	205,862
Total liabilities	$9,620,857	$9,744,390

Net identifiable assets	$1,988,871	$2,116,290

5.	Investment in Real Estate

The following is a summary of the Company’s investment in real estate, net as of June 30, 2020 and December 31, 2019, respectively:

	June 30,
	2020 (unaudited)	December 31,2019

Land	$11,048,647	$10,092,020
Buildings and improvements	86,881,398	83,785,235
Site improvements	1,463,473	1,463,473
Tenant improvements	9,302,202	8,611,754
	108,695,720	103,952,482
Accumulated depreciation	(8,799,934)	(6,979,637)
Investment in real estate, net	$99,895,786	$96,972,845

Depreciation expense related to the Company’s investment in real estate for the six months ended June 30, 2020 and 2019 was $1,820,297 and $1,441,487, respectively.

During the six month period ended June 30, 2020, the Company acquired one property located in Birmingham, Alabama (“Birmingham Property”) with rentable square footage of 12,470 and a lease in place with the United States of America Government with a remaining non-cancelable term of 14.5 years at the time of acquisition. The Birmingham Property was financed with a combination of borrowings under the Credit Facility (as defined below) and the issuance of additional Series B Preferred Stock. A summary of the allocated purchase price, based on estimated fair values is as follows:

Burmingham
2020 Acquisition:	4/30/2020

Land	$956,627
Buildings and improvements	3,087,389
Tenant improvements	612,242
Acquired in-place leases	365,954
Acquired lease-up costs	264,413
$5,286,625

In addition to the land, building and improvements acquired in connection with the Birmingham Property acquisition, the Company capitalized tenant improvements and building improvements with respect to its existing portfolio of $86,980 during the six months ended June 30, 2020.

During the six month period ended June 30, 2019, the Company acquired one property located in Monroe, Louisiana (“Monroe Property”) with rentable square footage of 21,124 and a lease in place with the United States of America Government with a remaining non-cancelable term of 4.4 years at the time of acquisition. The Monroe Property was financed with a combination of Mezzanine Debt, the issuance of additional Series B Preferred Stock and an unsecured note. A summary of the allocated purchase price, based on estimated fair values is as follows:

Monroe
2019 Acquisition:	5/1/2019

Land	$805,635
Buildings and improvements	3,746,007
Tenant improvements	184,868
Site improvements	340,546
Acquired in-place leases	155,678
Acquired lease-up costs	97,299
Above market leases	-
Below market leases	(58,379)
Acquisition fees payable	(51,500)
$5,220,154

In March 2019, the Company experienced damage to the roof and HVAC at its property located in Moore, Oklahoma (“Moore Property”) due to hail and wind from storms. The Company maintains insurance that covers the repair or replacement of the Company’s assets that suffer loss or damage. The deductible under the Company’s insurance policy for this event was $5,000. In June 2019, the Company received approval of the claim from the insurance adjuster for the full replacement cost of the roof of $441,320 and, subsequent to June 30, 2019, The Company received the full amount of the insurance proceeds. The estimated net book value of the roof and HVAC at the time of damage was $313,103. During the six months ended June 30, 2019, the Company recognized $128,217 as a gain on involuntary conversion on the Consolidated Statements of Operations.

In addition to the building and site improvements acquired in connection with the Monroe Property acquisition, the Company capitalized building and site improvements with respect to its existing portfolio of $96,422 during the six months ended June 30, 2019.

6.	Leasehold Intangibles, net

The following is a summary of the Company’s leasehold intangibles as of June 30, 2020 and December 31, 2019:

	June 30,
	2020 (unaudited)	December 31,2019

Acquired in-place leases	$5,620,383	$5,254,430
Acquired lease-up costs	4,072,842	3,808,428
Acquired above-market leases	3,133,171	3,133,171
	12,826,396	12,196,029
Accumulated amortization	(3,645,510)	(2,876,999)
Leasehold intangibles, net	$9,180,886	$9,319,030

Amortization of in-place leases and lease-up costs was $594,283 and $451,462 for the six months ended June 30, 2020 and 2019, respectively.

Amortization of acquired above market leases resulted in a reduction to rental revenue of $174,228 and $161,180 for the six months ended June 30, 2020 and 2019, respectively.

Future amortization of acquired in-place lease value, acquired lease-up costs and acquired above market leases as of June 30, 2020 is as follows:

Intangible
Lease
Year Ended	Costs
For the remaining six month period ended December 31, 2020	$766,496
2021	1,490,219
2022	1,203,075
2023	1,043,501
2024	978,681
2025	938,539
Thereafter	2,760,375
Total	$9,180,886

The weighted-average amortization period is approximately 10.6 years.

7.	Below-Market Leases, net

The Company’s intangible liabilities consist of acquired below-market leases. The following is a summary of the Company’s intangible liabilities, as of June 30, 2020 and December 31, 2019:

	June 30,
	2020 (unaudited)	December 31,2019

Acquired below-market leases	$1,241,418	$1,241,418
Accumulated amortization	(586,626)	(487,903)
Below-market leases, net	$654,792	$753,515

Amortization of below-market leases resulted in an increase in rental revenue of $98,723 and $84,627 for the six months ended June 30, 2020 and 2019, respectively.

The future amortization of acquired below market leases as of June 30, 2020 is as follows:

Below
Market
Year Ended	Leases
For the remaining six month period ended December 31, 2020	$88,927
2021	161,059
2022	120,309
2023	98,362
2024	58,346
2025	28,424
Thereafter	99,365
Total	$654,792

The weighted-average amortization period is approximately 7.3 years.

8.	Debt

The following table summarizes the Company’s outstanding indebtedness as of June 30, 2020 and December 31, 2019:

			Principal Outstanding
			June 30,
Loan	Interest Rate	Maturity	2020 (unaudited)	December 31, 2019

Senior revolving credit facility:
Senior revolving credit facility	L + 225bps	October 2022	$64,900,000	$60,950,000
Total revolving credit facility			64,900,000	60,950,000

Mezzanine debt:
Mezzanine debt	14.0%	April 2023	20,800,000	20,800,000
Total mezzanine debt			20,800,000	20,800,000

Mortgage notes payable
Lorain, Ohio, Jonesboro, Arkansas and Port Saint Lucie, Florida	5.3%	August 2023	9,476,350	9,581,255
Total mortgage notes payable			9,476,350	9,581,255
Less: Total unamortizd debt issurance costs			(106,640)	(121,964)
Total mortgage payable, net			9,369,710	9,459,291

Total debt			$95,069,710	$91,209,291

Revolving Credit Facility

In October 2019, the Company, through the Operating Partnership, entered into a senior secured revolving credit facility (“Credit Facility”) with KeyBanc Capital Markets, Inc., as sole bookrunner and lead arranger, and KeyBank National Association, as syndication agent and administrative agent, in connection with which the Operating Partnership obtained revolving loan commitments in an initial amount of $60,000,000, subject to customary terms and availability conditions. In December 2019, the senior secured revolving credit facility was increased to provide total availability of up to $100,000,000, subject to customary terms and availability conditions. The Credit Facility includes an accordion feature that will permit the Operating Partnership to further increase the commitments available to the Operating Partnership up to $200,000,000, subject to customary terms and conditions. The Company intends to use the Credit Facility to repay certain indebtedness, fund acquisitions and capital expenditures and provide working capital.

The Company and its subsidiaries that directly own properties included in the Credit Facility’s borrowing base are guarantors under the Credit Facility. The Credit Facility matures in October 2022 with a one-time option to extend the maturity date until October 2023, subject to certain conditions and the payment of an extension fee.

The Credit Facility bears interest at a base rate plus a range of 100 to 150 basis points or LIBOR plus a range of 200 to 250 basis points, each depending on the Company’s consolidated leverage ratio. In addition, the Company will pay an unused facility fee on the revolving commitments under the Credit Facility of 0.25% or 0.30% per annum based on the ratio of aggregate borrowings under the Credit Facility and the aggregate revolving commitments.

The Credit Facility also contains certain customary financial covenants, as follows: (i) the maximum ratio of consolidated total indebtedness to total asset value (each as defined in the agreement) may not exceed 60.0%, (ii) the minimum ratio of adjusted consolidated EBITDA to consolidated fixed charges (each as defined in the agreement) may not be less than 1.40 to 1.00 for the first 18 months following the closing date of the Credit Facility and not less than 1.50 to 1.00 thereafter, and (iii) the minimum consolidated tangible net worth (as defined in the agreement) may not be less than the sum of an amount equal to 85.0% of consolidated tangible net worth as of the closing date of the Credit Facility plus an amount equal to 85.0% of the aggregate net proceeds received from subsequent issuances of the Company’s stock after the closing date of the Credit Facility.

The Credit Facility also includes other customary covenants, including limits on the percentage of the Company’s total asset value that may be invested in unimproved land, unconsolidated joint ventures, redevelopment and development assets and loans, advances or extensions of credit and require that the Company obtain consent for mergers in which the Company is not the surviving entity. The Company’s dividends and distributions are not permitted to exceed 110% of funds from operations (as defined in the agreement) for the period commencing 12 months after the closing of the Credit Facility and are not permitted to exceed 95% of funds from operations thereafter. Further, the Company will not be permitted to pay any such dividends or make any such distributions if it does not maintain certain minimum liquidity requirements.

These financial and restrictive covenants may limit the investments the Company may make and the Company’s ability to make dividends and distributions. As of June 30, 2020, the Company is in compliance with all financial and restrictive covenants under the Credit Facility. The occurrence of an event of default under the Credit Facility could result in the termination of the commitments thereunder and in all loans and other obligations becoming immediately due and payable.

As of June 30, 2020, the Company had approximately $64,900,000 outstanding and approximately $35,100,000 committed and undrawn under the Credit Facility. The weighted average interest rate on the outstanding borrowings was 2.43% as of June 30, 2020. The fair value of the Credit Facility approximates its carrying value.

Subsequent to the six month period ended June 30, 2020, the Company amended the Credit Facility, including the financial covenants set forth therein, and used a portion of the net proceeds from the Series C Offering to repay amounts outstanding under the Credit Facility (as defined below). For further details, see Note 14 Subsequent Events, below.

Mezzanine Debt

In connection with the closing of the Recapitalization Transaction, on March 19, 2019, the Company, through the Operating Partnership, entered into a Loan Agreement (as amended, the “Loan Agreement”) pursuant to which certain of the Recapitalization Investors, as lenders (the “Lenders”) provided a $10,500,000 senior secured term loan to the Operating Partnership (the “Loan”), with an option to fund up to an additional $10,000,000 in term loans, subject to customary terms and conditions, pursuant to which all such debt will accrue interest and mature on the same terms (collectively, the “Mezzanine Debt”). The Loan Agreement was amended in October 2019 to increase the additional amount available to the Operating Partnership to $13,500,000. The Mezzanine Debt is subordinate to the Credit Facility.

The Loan is not evidenced by a promissory note. However, pursuant to the Loan Agreement, promissory notes evidencing the Loan and/or the Mezzanine Debt may be issued in the future at the request of the Lenders.

The Mezzanine Debt accrues interest at a rate of fourteen percent (14%) per annum. Such interest is to be paid in monthly, interest-only cash payments payable in arrears at a rate of twelve percent (12%) per annum plus (i) a cash payment at a rate of two percent (2%) per annum, (ii) an increase in the principal of the Mezzanine Debt equal to two percent (2%) per annum or (iii) a combination of both (i) and (ii) above, which such combined amount will be equal to two percent (2%) per annum. The Operating Partnership is required to repay all outstanding principal and any accrued but unpaid interest on or before April 22, 2023. All outstanding principal and any accrued but unpaid interest shall become immediately due and payable upon certain events including, but not limited to, an initial public offering of the Company’s common stock.

Before October 2019, the Mezzanine Debt was secured by a security interest granted in favor of HCM Agency, LLC (the “Agent”), an affiliate of Hale and the collateral agent under the Loan Agreement, in the accounts receivable and other personal property of the Operating Partnership, the Company and its subsidiaries, including the Operating Partnership’s ownership interest in its subsidiaries. In October 2019, the Loan Agreement was amended to release and discharge the security interest held by the Agent and cause the Loan to become unsecured. The Company and Holmwood Portfolio Holdings, LLC, a limited partner in the Operating Partnership, also entered into customary guaranty agreements related to the payment by and performance of the Operating Partnership of its obligations under the Loan Agreement.

The Loan Agreement also includes customary representations, warranties, covenants and terms and conditions for transactions of this type and consistent with the Credit Facility. The occurrence of an event of default under the Loan Agreement could result in all loans and other obligations becoming immediately due and payable. The Company was in compliance with the Loan Agreement as of June 30, 2020.

As of June 30, 2020, the Company had approximately $20,800,000 outstanding and $3,200,000 available under the Loan Agreement.

Subsequent to the six month period ended June 30, 2020, the Company used a portion of the net proceeds from the Series C Offering to repay amounts outstanding under the Loan Agreement. For further details, see Note 14 Subsequent Events, below.

Notes Payable

In connection with the payoff of the notes payable in connection with the Recapitalization Transaction, the Company incurred a make whole premium on certain notes payable totaling $381,647, which is classified as a loss on extinguishment of debt on the Consolidated Statements of Operations for the six months ended June 30, 2019.

Mortgage Notes Payable

The Company’s fixed rate mortgage notes payable balances, excluding unamortized debt issuance costs, were $9,476,350 and $9,581,255 as of June 30, 2020 and December 31, 2019, respectively. There were no variable rate mortgage notes payable as of June 30, 2020 and December 31, 2019. As of June 30, 2020 and December 31, 2019, the Company had unamortized debt issuance costs of $106,640 and $121,964, respectively, in connection with its mortgage notes payables.

The mortgage notes payable are collateralized by the specific properties to which the mortgage notes payable pertain. The carrying amount of real estate that serves as collateral for these mortgages as of June 30, 2020 and December 31, 2019 was $11,043,979 and $11,237,144, respectively.

The following table summarizes the Company’s aggregate debt maturities based on outstanding principal as of June 30, 2020:

Future
Principal
Year Ended	Payments
For the remaining six month period ended December 31, 2020	$111,933
2021	232,882
2022	65,145,444
2023	29,686,091
Total	$95,176,350

9.	Related Parties

Preferred Stock

In April 2020, the Company issued a total of 825,000 shares of its Series B Preferred Stock to a Recapitalization Investor for total proceeds of $8,250,000.

Notes Payable

On March 19, 2019, the Company repaid in full various promissory notes with former related parties in connection with the Recapitalization Transaction totaling $9,518,000. There were no such related party notes payable entered into during both the six months ended June 30, 2020 and 2019.

Legal Fees

During the six months ended June 30, 2020 and 2019, the Company paid $21,567 and $442,211, respectively for legal services to a law firm where our former President is a partner and our former Secretary is employed. Of the $442,211 paid during the six months ended June 30, 2019, $252,100 was paid for services performed in connection with the Recapitalization Transaction. The outstanding payable balance to the law firm was $4,888 and less than $1,000 as of June 30, 2020 and December 31, 2019, respectively.

10.	Leases and Tenants

Our rental properties are subject to generally non-cancelable operating leases generating future minimum contractual rent payments due from tenants. Occupancy of the operating properties was at 100% as of June 30, 2020 and December 31, 2019. The future non-cancelable minimum rents for our properties as of June 30, 2020 are as follows:

Future
Minimum
Year Ended	Rents
For the remaining six month period ended December 31, 2020	$6,385,946
2021	12,149,527
2022	9,516,688
2023	7,952,126
2024	6,969,882
2025	6,106,262
Thereafter	21,117,028
Total	$70,197,459

The properties are 100% leased to the United States of America Government and administered by either the GSA or occupying agency. Non-cancelable lease maturities range from 2020 to 2034, with remaining non-cancelable lease terms range from 0.1 years to 14.3 years as of June 30, 2020. At June 30, 2020, the weighted average non-cancelable lease term is 5.4 years if the GSA elects to exercise its early termination right and the weighted average total remaining contractual lease term is 9.1 years if none of the early termination rights are exercised.

11.	Stockholders’ Equity

Preferred Stock

In 2016, the Company issued 144,500 shares of its 7.00% Series A Cumulative Convertible Preferred Stock (the “Series A Preferred Stock”) to various investors in exchange for a total of $3,612,500, or $25 per share. The Series A Preferred Stock will automatically convert into common stock upon the occurrence of the Company’s listing of such common stock on a national securities exchange. As the listing event did not occur on or prior to March 31, 2020, holders of the Series A Preferred Stock may, at their option, at any time and from time to time after such date, convert all, but not less than all, of their outstanding shares of Series A Preferred Stock into common stock. The shares of Series A Preferred Stock are convertible into shares of common stock at a 3:1 ratio. As of June 30, 2020 and December 31, 2019, there were 144,500 shares of Series A Preferred Stock outstanding.

Subsequent to the six month period ended June 30, 2020, on August 21, 2020, the Company offered to repurchase all of its outstanding shares of Series A Preferred Stock for $25.00 per share, using a portion of the net proceeds from the Series C Offering (the “Series A Repurchase Offer”). The Series A Repurchase Offer expired at 11:59 p.m., Eastern Time, on September 11, 2020. For further details, see Note 14 Subsequent Events, below.

On March 19, 2019, the Company issued 1,050,000 shares of its Series B Preferred Stock in connection with the Recapitalization Transaction in exchange for total proceeds of $10,500,000, or $10 per share. The Series B Preferred Stock will automatically convert into common stock upon the occurrence of the Company’s listing of such common stock on a national securities exchange. As the listing event did not occur on or prior to March 31, 2020, holders of the Series B Preferred Stock may, at their option, at any time and from time to time after such date, convert all, but not less than all, of their outstanding shares of Series B Preferred Stock into common stock. Upon conversion, a holder of shares of Series B Preferred Stock will receive a number of shares of common stock equal to the original issue price of the Series B Preferred Stock (plus any accrued and unpaid dividends) divided by the lesser of (i) $9.10 or (ii) the fair market value of the common stock. As of June 30, 2020 and December 31, 2019, there were 2,005,000 shares and 1,180,000 shares of Series B Preferred Stock outstanding, respectively.

During the six months ended June 30, 2020, the Company issued an additional 825,000 shares of the Series B Preferred Stock for total proceeds of $8,250,000.

Common Stock

On November 7, 2016, the Company’s offering statement on Form 1-A (the “Offering”) filed pursuant to Regulation A was qualified by the SEC. The Offering’s minimum and maximum offering amounts are $3,000,000 and $30,000,000, respectively, at an offering price of $10 per share. The initial purchase of common stock with respect to the Offering occurred on May 18, 2017. In November 2019, the Offering expired and the Company did not file a post-qualification amendment to extend the Offering.

In connection with the Recapitalization Transaction, the Company issued 300,000 shares of the Company’s Common Stock on March 19, 2019 for total proceeds of $3,000,000, or $10 per share.

In connection with the former asset management agreement (the “Management Agreement”) with Holmwood Capital Advisors, LLC, our former advisor (“HCA”), the Company issued 55,674 shares of common stock to HCA for a total value of $556,740 in satisfaction of the Acquisition Fee (as defined below) due to HCA on March 31, 2020. Refer to Note 13 Commitments and Contingencies for further discussion.

Further, in connection with the termination of the former Management Agreement, the Company issued 51,677 of common stock to HCA for a total value of $370,453 on March 31, 2020. Refer to Note 13 Commitments and Contingencies for further discussion.

 Restricted Common Stock Issuance

On October 22, 2019, the Company granted an aggregate of 14,646 shares of restricted common stock to its non-employee directors valued at $7.17 per share. The shares pay dividends on the number of shares issued without regard to the number of shares vested. For the six months ended June 30, 2020, the Company recognized $59,355 of equity-based compensation related to this grant. The shares related to this grant will vest in September 2020.

Long-Term Incentive Plan Units

LTIP Units, are a special class of partnership interests in the Company’s Operating Partnership. Each LTIP Unit is convertible into a Common Unit of the Operating Partnership at a 1:1 ratio which can then be further exchanged into the REIT’s common stock at a 1:1 ratio. Pursuant to an agreement, HCA was granted LTIP Units concurrent with each sale of the REIT’s common stock under the Offering. The LTIP Units vested over five years unless the Company terminated the Management Agreement with HCA, in which case, the vesting accelerated. Effective March 31, 2020, the Company terminated the Management Agreement with HCA and HCA’s LTIP Units became fully vested. As such, the Company recognized the remaining equity-based compensation expense during the six months ended June 30, 2020.

As of June 30, 2020 and December 31, 2019, the Company had granted 72,215 LTIP Units. For the six months ended June 30, 2020 and 2019, the Company recognized $363,501 and $72,249 of equity-based compensation expense, respectively.

Dividends and Distributions

During both the six months ended June 30, 2020 and 2019, the REIT declared dividends on its Series A Preferred Stock of $126,438. As of both June 30, 2020 and December 31, 2019, accrued, unpaid preferred stock dividends were $63,219.

During the six months ended June 30, 2020 and 2019, the REIT declared dividends on its Series B Preferred Stock of $661,130 and $319,136, respectively. As of June 30, 2020 and December 31, 2019, accrued, unpaid preferred stock dividends were $366,130 and $295,000, respectively.

During the six months ended June 30, 2020 and 2019, the REIT declared dividends on its common stock of $414,365 and $386,936, respectively. As of June 30, 2020 and December 31, 2019, accrued, unpaid common stock dividends were $214,562 and $199,802, respectively.

During the six months ended June 30, 2020 and 2019, the Operating Partnership declared distributions of $327,424, with respect to its outstanding common units and LTIP Units. As of both June 30, 2020 and December 31, 2019, accrued, unpaid distributions were $163,712.

12.	Noncontrolling Interest

The Company’s noncontrolling interest represents the portion of common units in the REIT’s Operating Partnership not attributable to the REIT. The REIT’s noncontrolling interest was 43.5% and 45.3% at June 30, 2020 and December 31, 2019, respectively. The reduction in the noncontrolling interest is primarily due to the REIT issuing 51,667 shares of common stock to HCA in connection with the termination of the Management Agreement and 55,674 shares of common stock to HCA in satisfaction of the Acquisition Fees due to HCA.

The Company’s Predecessor and HCA own an aggregate of 42.0% and 43.8% of the common units in the Operating Partnership as of June 30, 2020 and December 31, 2019, respectively.

13.	Commitments and Contingencies

Leases

The property located in Port Canaveral, Florida was purchased subject to a ground lease. The ground lease has an extended term of 30 years and expires in December 2045 with one 10-year renewal option. The Company made ground lease payments of $38,969 and $36,681 during the six months ended June 30, 2020 and 2019, respectively.

The Company has two parking lot leases in connection with its property located in San Antonio, Texas. These leases commenced on June 1, 2015 and have an initial term of 10 years with two 5-year renewal options. The Company made payments of $9,000 on these leases during the six months ended June 30, 2020 and 2019.

The Company has an office lease for its Corporate office in Winston-Salem, North Carolina. The lease commenced on February 15, 2019 and has a term of 3 years. The Company made payments of $12,000 and $8,934 on this lease during the six months ended June 30, 2020 and 2019.

Future minimum rent payments for the ground lease, parking lot leases and corporate office lease subsequent to June 30, 2020 are as follows:

Year Ended	Future Minimum Rents
For the remaining six month period ended December 31, 2020	$59,969
2021	119,938
2022	98,938
2023	95,938
2024	95,938
2025	85,438
Thereafter	1,553,695
Total	$2,109,854

Management Fees

In connection with the Recapitalization Transaction, on March 14, 2019, the Company provided notice to HCA, pursuant to the resolution of the Company’s Board of Directors (the “Board”), that the Company elected to not renew the Management Agreement with HCA under its terms, effective March 31, 2020. With respect to the Management Agreement, the Company had contracted with HCA to provide asset management, acquisition and leasing services for the Company, subject to the direction and supervision of the Board.

Through March 31, 2020, HCA earned an asset management fee equal to 1.5% of the stockholders’ equity payable, subject to certain adjustments, in arrears and on a quarterly basis. The Company paid asset management fees of $128,906 and $230,701 for the six months ended June 30, 2020 and 2019, respectively. At December 31, 2019, accrued asset management fees were calculated to be $125,484. There were no outstanding asset management fees at June 30, 2020.

HCA earned a fee based on 1% of the acquisition cost (“Acquisition Fee”) of each real estate investment made by HCA on behalf of the Company for services with respect to the identification of an investment, arrangement of the purchase, and coordination of closing. HCA’s discretion to make additional acquisitions following the Recapitalization Transaction was made subject to Board approval. No such Acquisition Fees were earned by HCA following the Recapitalization Transaction other than in connection with the Monroe Property, which, as of the Recapitalization Transaction, was subject to a binding agreement to purchase previously executed by HCA.

The Acquisition Fee was to be paid in common stock or other equity securities of the Company. The Acquisition Fee was to be accrued and unpaid until the earlier of the date on which the Company’s common stock was initially listed with a national securities exchange or on March 31, 2020. Unpaid acquisition fees were calculated to be $556,739 at December 31, 2019. On March 31, 2020, the Company paid Acquisition Fees to HCA through the issuance of 55,674 shares of common stock of the Company at a per share price of $10 per share.

In accordance with the terms of the Management Agreement, the Company was required to pay HCA a termination fee upon the effective date of the termination. The termination fee is calculated as a multiple of the sum of the asset management fees, acquisition fees and leasing fees earned by HCA during the 24-month period ending as of the most recently completed fiscal quarter prior to the effective date of the termination. The appropriate multiple is dependent on the stockholders’ equity, as defined by the Management Agreement, of the Company at the time of termination. The Company has the option to pay the termination fee in cash, common stock, or with the consent of HCA, other equity securities of the Company or Operating Partnership, including without limitation LTIP Units, or a combination thereof. As of December 31, 2019, an estimated liability for the termination fee was accrued in the amount of $1,650,000. On March 31, 2020, the Company terminated the Management Agreement with HCA. In connection with the termination, the Company paid a total termination fee of $1,645,453. The termination fee payable was satisfied with $1,275,000 in cash and $370,453 in shares of common stock of the Company at a per share price of $7.17 for a total of 51,667 shares.

The Company contracts with third party property managers to provide property management services at each of its properties. The property management fee is due and payable on a monthly basis at the beginning of each month. The Company incurred property management fees of $115,540 and $137,596 for the six months ended June 30, 2020 and 2019, respectively. Accrued property management fees were $9,617 and $9,387 at June 30, 2020 and December 31, 2019, respectively.

Legal Proceedings

The Company can be party to or otherwise be involved in legal proceedings arising in the normal and ordinary course of business. Other than the following, we are not aware of any proceeding, threatened or pending, against us which, if determined adversely, would have a material effect on our business, results of operations, cash flows or financial position.

On May 14, 2020, HCA and Holmwood filed suit in the Delaware Chancery Court against the REIT and the Operating Partnership. The suit alleges that the Company: (1) improperly calculated the termination fee and other amounts due to HCA under its Management Agreement with the Company; (2) improperly paid portions of the termination fee and other amounts in common stock (as opposed to other common equity interests in the Company); (3) failed to repay loans allegedly made to the Company by the plaintiffs; and, (4) improperly denied HCA powers granted by the Management Agreement to control the day-to-day business and affairs of the REIT and the Operating Partnership. The suit also alleges that the Company cannot recoup certain expenses to which the Company claims entitlement. The Company intends to vigorously defend against the claims and has brought counterclaims in the matter. Because the litigation is in its very early stages, at this time, the Company cannot estimate the financial impact of the litigation on the Company, if any.

14.	Subsequent Events

Dividends and Distributions

On July 6, 2020, the REIT and the Operating Partnership paid accrued common dividends, preferred dividends and distributions of $199,803, $426,689 and $153,782, respectively.

On September 25, 2020, the Company declared a dividend on its Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and common stock of $0.4375, $0.25, $0.2333 and $0.1375 per share for stockholders of record on September 25, 2020. The aggregate dividend of $1,569,255 will be paid on October 5, 2020.

On September 25, 2020, the Operating Partnership declared an aggregate distribution of $163,712 with respect to its OP Units and LTIP Units, representing $0.1375 per unit for holders of record on September 25, 2020. The aggregate distribution will be paid on October 5, 2020.

Series C Offering

On August 14, 2020, the Company completed the sale and issuance of 3,600,000 shares of the Company’s Series C Preferred Stock to qualified investors in a private offering pursuant to exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder, for an aggregate purchase price of $90,000,000 (the “Series C Offering”). After deducting a placement agent fee of $2,835,000, net proceeds to the Company from the Series C Offering were $87,165,000.

The Company has used, or intends to use, the net proceeds from the Series C Offering primarily to acquire new GSA Properties, repay a portion of the indebtedness outstanding under the Credit Facility, fully repay the Company’s Mezzanine Debt, purchase existing shares of the Company’s Series A Preferred Stock and for general corporate purposes.

Repayment of Mezzanine Debt

On August 14, 2020, the Company used a portion of the net proceeds from the Series C Offering to repay an aggregate amount of $21,846,295 of the Company’s Mezzanine Debt outstanding under the Loan Agreement, including accrued interest and make-whole payments. As of the date of this semi-annual report, the Company has no Mezzanine Debt outstanding.

Series A Repurchase Offer

On August 21, 2020, the Company offered to repurchase all of its outstanding shares of Series A Preferred Stock for $25.00 per share (the “Repurchase Price”), using a portion of the net proceeds from the Series C Offering. The Repurchase Price is equal to the liquidation preference per share of Series A Preferred Stock. The Series A Repurchase Offer expired at 11:59 p.m., Eastern Time, on September 11, 2020. The Series A Repurchase Offer is designed to provide liquidity to holders of the Company’s Series A Preferred Stock, for which there is no public market, and to lower the Company’s costs of operations. The Company has repurchased 113,500 shares of Series A Preferred Stock for an aggregate repurchase price of $2,837,500.

Credit Facility Amendment

On August 14, 2020, the Company, certain subsidiaries of the Company, Holmwood, KeyBank National Association, as a lender and administrative agent, and each of the other lenders party thereto, entered into that certain Limited Consent and Second Amendment to Credit Agreement pursuant to which requisite lenders consented to the Company’s repayment of its Mezzanine Debt and the Series A Repurchase Offer and certain modifications were made to the Company’s Credit Facility, including the financial covenants set forth therein.

On August 14, 2020, the Company used a portion of the net proceeds from the Series C Offering to repay $62,100,000 of the Company’s outstanding borrowings under its Credit Facility.

Property Acquisitions

On September 22, 2020, the Operating Partnership acquired real property located in Columbia, South Carolina (the “Columbia Property”), pursuant to a Membership Interest Purchase and Sale Agreement for a purchase price of approximately $5,800,000. The Columbia Property consists of 19,368 rentable square foot, build-to-suit single-tenant, one-story office building, fully renovated in 2020, located on 1.85 acres in Columbia, South Carolina. The Columbia Property is 100% leased by the United States of America, administered by the U.S. General Services Administration, and occupied by the Drug Enforcement Administration on a single tenant/user basis. The lease commenced on August 5, 2020 with a non-cancelable lease term of 10 years and a total lease term of 15 years. This acquisition was funded with $4,000,000 of borrowings on the Credit Facility and the balance with proceeds from the Series C Offering.

Item 4. Exhibits

The following exhibits are filed as part of this semi-annual report on Form 1-SA:

Exhibit Number	Description

2.1	Articles of Incorporation of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
2.2	Articles Supplementary of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
2.3	Articles Supplementary of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 1-U filed on March 19, 2019
2.4	Articles Supplementary of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 1-U filed on August 18, 2020
2.5	Amended and Restated Bylaws of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 1.2 to the Company’s Current Report on Form 1-U filed on March 19, 2019
4.1	Form of Subscription Agreement, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U filed on December 21, 2017
4.2	Form of Series B Preferred Stock Subscription Agreement, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U filed on March 19, 2019
4.3	Form of Common Stock Subscription Agreement, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 1-U filed on March 19, 2019
4.4	Form of Series C Preferred Stock Subscription Agreement, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U filed on August 18, 2020
6.1	Agreement of Limited Partnership of HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.2
First Amendment to the Agreement of Limited Partnership of HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016

6.3	Limited Liability Company Agreement of Holmwood Portfolio Holdings, LLC, incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.4
Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.4 to the Company’s Pre-Qualification Amendment No. 2 to its Offering Statement on Form 1-A filed on September 16, 2016

6.5
Form of Tax Protection Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.5 to the Company’s Pre-Qualification Amendment No. 1 to its Offering Statement on Form 1-A filed on July 29, 2016

6.6
Form of Registration Rights Agreement by and between Holmwood Capital, LLC and HC Government Realty Trust, Inc., incorporated by reference to Exhibit 6.6 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

6.7
Form of Registration Rights Agreement by and between Holmwood Capital Advisors, LLC and HC Government Realty Trust, Inc., incorporated by reference to Exhibit 6.7 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

6.8
Management Agreement by and among Holmwood Capital Advisors, LLC, HC Government Realty Trust, Inc. and HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.8 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016

6.9	Form of Independent Director Agreement, incorporated by reference to Exhibit 6.9 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.10	Form of Independent Director Indemnification Agreement, incorporated by reference to Exhibit 6.10 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.11
Form of Officer/Director Indemnification Agreement, incorporated by reference to Exhibit 6.11 to the Company’s Pre-Qualification Amendment No. 1 to its Offering Statement on Form 1-A filed on July 29, 2016

6.12
2016 HC Government Realty Trust, Inc. Equity Incentive Plan, incorporated by reference to Exhibit 6.12 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

6.13
First Amendment to Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., dated as of June 10, 2016, incorporated by reference to Exhibit 6.25 to the Company’s Pre-Qualification Amendment No. 2 to its Offering Statement on Form 1-A filed on September 16, 2016

6.14
Second Amendment to Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., dated as of May 26, 2017, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on June 2, 2017

6.15	First Amendment to 2016 HC Government Realty Trust, Inc. Equity Incentive Plan
6.16
Second Amendment to the Amended and Restated Limited Partnership Agreement of HC Government Realty Holdings, L.P., dated March 14, 2019, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on March 19, 2019

6.17
Loan Agreement, dated March 19, 2019, by and between HC Government Holdings, L.P., the Lenders Party thereto and HCM Agency, LLC, as Collateral Agent, incorporated by reference to Exhibit 6.2 to the Company’s Current Report on Form 1-U filed on March 19, 2019

6.18
Holding Company Guaranty Agreement, dated March 19, 2019, by HC Government Realty Trust, Inc. and Holmwood Portfolio Holdings, LLC for the benefit of HCM Agency, LLC, as Collateral Agent and the Lenders, incorporated by reference to Exhibit 6.3 to the Company’s Current Report on Form 1-U filed on March 19, 2019

6.19
Security and Pledge Agreement, dated March 19, 2019, by and among HC Government Realty Holdings, L.P., Holmwood Portfolio Holdings, LLC, HC Government Realty Trust, Inc., HCM Agency, LLC, as Collateral Agent and the Lenders, incorporated by reference to Exhibit 6.4 to the Company’s Current Report on Form 1-U filed on March 19, 2019

6.20
Credit Agreement, dated October 22, 2019, by and among HC Government Realty Holdings, L.P., as Borrower, HC Government Realty Trust, Inc, Holmwood Portfolio Holdings, LLC and certain subsidiaries of HC Government Realty Holdings, L.P., as Guarantors, KeyBank National Association, as syndication agent and administrative agent, KeyBanc Capital Markets, Inc., as sole bookrunner and lead arranger, and the lenders from time to time party thereto, incorporated by reference to Exhibit 6.20 to the Company’s Annual Report on Form 1-K filed on April 3, 2020

6.21
Second Amendment to Loan Agreement, dated October 22, 2019, by and between HC Government Holdings, L.P., the Lenders Party thereto and HCM Agency, as Collateral Agent, incorporated by reference to Exhibit 6.21 to the Company’s Annual Report on Form 1-K filed on April 3, 2020

6.22
Increase Agreement and Amendment No. 1 to Credit Agreement, dated as of December 20, 2019, by an among HC Government Realty Holdings, L.P., as Borrower, HC Government Realty Trust, Inc., as Parent Guarantor, and Holmwood Portfolio Holdings, LLC and certain subsidiaries of HC Government Realty Holdings, L.P., as Guarantors, KeyBank National Association, as syndication agent, administrative agent and Lender, and IberiaBank and Synovus Bank, as Augmenting Lender, incorporated by reference to Exhibit 6.22 to the Company’s Annual Report Form 1-K filed on April 3, 2020

6.23*
Limited Consent and Second Amendment to Credit Agreement, dated August 14, 2020, by and among HC Government Realty Holdings, L.P., as Borrower, HC Government Realty Trust, Inc., as Parent Guarantor, and Holmwood Portfolio Holdings, LLC and certain subsidiaries of HC Government Realty Holdings, L.P., as Guarantors, KeyBank National Association, as an administrative agent and Lender, and each of the other Lenders party thereto

6.24
Third Amendment to the Agreement of Limited Partnership of HC Government Realty Holdings, L.P., dated August 12, 2020, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U filed on August 18, 2020

8.1
Form of Escrow Agreement by and among Branch Banking & Trust Company, HC Government Realty Trust, Inc., and Orchard Securities, LLC, incorporated by reference to Exhibit 8.1 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

8.2
Assignment of Escrow Agreement by and among HC Government Realty Trust, Inc., Branch Banking & Trust Company, Orchard Securities, LLC and SANDLAPPER Securities, LLC, dated as of April 10, 2017, incorporated by reference to Exhibit 8.1 to the Company’s Current Report on Form 1-U filed on April 25, 2017

8.3
Assignment of Escrow Agreement by and among HC Government Realty Trust, Inc., Branch Banking & Trust Company, Boustead Securities, LLC and SANDLAPPER Securities, LLC, dated as of December 20, 2017, incorporated by reference to Exhibit 8.1 to the Company’s Current Report on Form 1-U filed on December 21, 2017.

 _________________________________
* Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HC GOVERNMENT REALTY TRUST, INC.

	By:	/s/ Steven A. Hale II
Steven A. Hale II
Date: September 29, 2020		Chairman, Chief Executive Officer and President

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Steven A. Hale II	Chairman, Chief Executive Officer and President	September 29, 2020
Steven A. Hale II	(principal executive officer)

/s/ Jacqlyn Piscetelli	Chief Financial Officer	September 29, 2020
Jacqlyn Piscetelli	(principal finance officer and principal accounting officer)